October 2, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Cloud Peak Energy Inc.
  Registration Statement on Form S-1
  Filed August 12, 2009
  File No. 333-161293

Dear Mr. Schwall:

        This letter sets forth the response of Cloud Peak Energy Inc. (the "Company" or "Cloud Peak") to the comment letter, dated September 9, 2009, of the staff of the Division of Corporation Finance (the "Staff") with respect to the Registration Statement (File No. 333-161293) filed August 12, 2009 (the "Registration Statement"). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement ("Amendment No. 1"). This letter is being filed with Amendment No. 1.

General

1.
Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

        Response:    The Company notes the Staff's comment and has provided complete responses where possible and, where disclosure has changed, indicated precisely where revisions responsive to the Staff's comments may be found in Amendment No. 1. In addition, the Company has endeavored to revise the Registration Statement in each section which would be relevant to any comment and will provide updated disclosure with each amendment as appropriate.

General

2.
Please provide updated consents with your next amendment.

        Response:    The Company notes the Staff's comment and has provided updated consents attached as Exhibits 23.1 and 23.2 to the Registration Statement.

3.
Please continue to monitor your requirement to provide updated financial statements in accordance with Rule 3-12 of Regulation S-X.

        Response:    The Company acknowledges the updating requirements of Rule 3-12 of Regulation S-X and notes that it has included financial statements as of June 30, 2009 and for the six months ended June 30, 2009 and June 30, 2008 in Amendment No. 1.

4.
Include an estimated price range on the cover page. Similarly, fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. Once the information is provided, we will need sufficient time to review it and may have additional comments.

        Response:    The Company notes the Staff's comment and advises the Staff that it will include an estimated price range in a subsequent filing in advance of printing the preliminary prospectus.

5.
Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits. You will need to allow time for our review of the exhibits once they are filed.

        Response:    The Company advises the Staff that it has or will file all contracts that it believes to be material as exhibits to the Registration Statement and will file unfiled exhibits as soon as practicable. The Company notes that it has filed the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as Exhibit 5.1 to the Registration Statement.

Risk Factors, page 21

6.
Your risk factors state in various places that "there can be no assurance" or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section. Further, please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clause "beyond our control" from the risk factors section.

        Response:    The Company notes the Staff's comment and has revised the disclosure in Risk Factors section on pages 22 to 56 in response to the Staff's comment to remove phrases such as "there can be no assurance" and "beyond our control" and other mitigating or qualifying language.

Our Directors and Executive Officers Have Potential Conflicts of Interest . . . page 49

7.
We note that "one of [y]our directors will also be an executive officer of Rio Tinto or its affiliates," and that "[y]our chief executive officer and some of your directors own shares of Rio Tinto or options to purchase Rio Tinto common stock, which may be of greater value than their ownership of [y]our common stock." Please identify the directors that will be an executive officer of Rio Tinto or its affiliates, and that will own shares of Rio Tinto that may be of greater value than their ownership of your common stock.

        Response:    The Company notes the Staff's comment and has revised the disclosure on page 50 of Amendment No. 1 to identify the director that will be an executive officer of Rio Tinto or its affiliates and to disclose the fact that those directors will own shares of Rio Tinto that may be of greater value than their ownership of our common stock.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 72

8.
Please provide the omitted pro forma and explanatory adjustment information at your earliest convenience.

        Response:    The Company notes the Staff's comment and notes that it has included pro forma financial information, including explanatory adjustment information, in Amendment No. 1. The Company will provide any remaining omitted pro forma and explanatory adjustment information as soon as practicable.

Base Salary, page 154

9.
We note your disclosure that "base salary amounts are targeted to be near the median when compared to the salaries of similar positions at the companies in our peer group." We also note that Mr. Colin Marshall will receive 88% of your compensation peer group median. Please provide added disclosure on how you determined the amount to pay Mr. Marshall and why he will be paid higher than the targeted median for your peer group.

        Response:    The Company respectfully acknowledges the Staff's comment and notes that as stated on page 175 of Amendment No. 1, the base salaries of our executive officers, including Mr. Marshall, are targeted to be near the median of the companies in our peer group. As disclosed on page 175 of Amendment No. 1, based on a review of the salaries of similar positions at the companies in our peer group, Mr. Marshall's base salary was set at $650,000 and the Company has revised the disclosure on page 175 of Amendment No. 1 to further explain how the Company arrived at this amount. Mr. Marshall's base salary represents 88% of the peer group median, which is less than the peer group median.

* * *

        Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,
/s/ STUART H. GELFOND
Stuart H. Gelfond
cc:
Douglas Brown (Securities and Exchange Commission)
Michael Karney (Securities and Exchange Commission)
Colin Marshall (Cloud Peak Energy Inc.)
Michael Barrett (Cloud Peak Energy Inc.)
Vasiliki B. Tsaganos (Fried, Frank, Harris, Shriver & Jacobson LLP)
Richard Drucker (Davis Polk & Wardwell LLP)
David East (PricewaterhouseCoopers LLP)